Charles J. Bair (858) 550-6142 cbair@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

July 2, 2010

United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 4720 100 F Street, N.E. Washington, D.C. 20549
Attn:	Jeffrey Riedler
John L. Krug
Daniel Greenspan
Vanessa Robertson
Joel Parker

Re:	Trius Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-162945)
Response to Comment Letter dated June 29, 2010

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

We are filing this supplemental information via EDGAR on behalf of our client, Trius Therapeutics, Inc. (the “Company”), in response to the June 29, 2010 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and subsequent telephonic conferences with the Staff on July 1, 2010 regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Attached as Exhibit A hereto please find marked copies of those sections of the Registration Statement that have been revised in response to the Staff’s comments in the Comment Letter (the “Revised Pages”), with the marked changes reflecting revisions to Amendment No. 5 to the Registration Statement filed with the Commission on June 16, 2010. We have incorporated the text of the comments in the Comment Letter into this supplemental response letter in the paragraphs below for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Revised Pages. We are submitting this letter via EDGAR and courtesy copies of this letter are being submitted to the Staff by FedEx.

Staff Comments and Company Responses

Prospectus Summary

The Offering, page 7

1. We note the discussion in the last paragraph of this section. Please expand the discussion to provide your best estimate as to the aggregate number of shares that may be purchased in the offering by your existing shareholders. If any of these existing shareholders are principal stockholders, they should also provide their best estimate of the maximum number of shares they may purchase, respectively.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

July 2, 2010

Page Two

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on page 8 as well as the corresponding disclosures on pages 37, 47, 126, 128 and 143 of the Revised Pages to provide its best estimate as to the aggregate number of shares that may be purchased in the offering by the Company’s existing shareholders, identify each of these existing shareholders and describe the allocation of shares among them. In addition, the disclosure on the cover page has been revised to conform the disclosure relating to the non-binding nature of the indications of interest received. The Company notes that should the number of shares that are ultimately purchased by these existing shareholders constitute a material change from the Company’s current disclosure included in the Revised Pages, the Company intends to file a pre-effective amendment to the Registration Statement to update this disclosure to reflect such material change.

Business

Our Planned Phase 3 Clinical Trial for Torezolid Phosphate, page 79

2. We note the reference to non-inferiority trials and an assessment of superiority contained in the last paragraph on page 80. Please expand the discussion to define a non-inferiority trial and to explain how the non-inferiority trials and the superiority assessment of the Phase 3 trial relates to the SPA and will relate to the FDA’s consideration of any NDA.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure on pages 80 and 81 as requested by the Staff.

In addition to the revisions in response to the Staff’s comments, the Company has provided additional disclosure regarding the cure rates for linezolid, based on publicly available information, in the section of the Registration Statement entitled “The Need for New Antibiotics for Drug-Resistant Gram-Positive Pathogens” on page 74 of the Revised Pages. The Company respectfully requests the Staff’s review of this additional disclosure.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Pages as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Revised Pages or this response letter to me at (858) 550-6142 or Michael L. Penley, Esq. at (858) 550-6028.

Sincerely,

Cooley LLP

/s/ Charles J. Bair
Charles J. Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.
John P. Schmid, Trius Therapeutics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley LLP
Michael L. Penley, Esq., Cooley LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Exhibit A

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY     , 2010

PRELIMINARY PROSPECTUS

6,000,000 Shares

Common Stock

$             per share

This is the initial public offering of our common stock. We are selling 6,000,000 shares of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share of common stock.

We have granted the underwriters an option to purchase up to 900,000 additional shares of common stock to cover over-allotments.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “TSRX.”

Investing in our common stock involves risks. See “Risk Factors” on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Trius (before expenses)	$	$

Certain of our existing stockholders have indicated an interest in purchasing shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive any underwriting discounts or commissions from any sales of shares to these existing stockholders.

The underwriters expect to deliver the shares to purchasers on or about                     , 2010 through the book-entry facilities of The Depository Trust Company.

Citi

Piper Jaffray

Canaccord Genuity	JMP Securities

                     , 2010.

$13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on June 17, 2010;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

In addition, the stock market in general, and the Nasdaq Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, 5% stockholders and their affiliates owned approximately 89.7% of our voting stock and, upon completion of this offering, that same group will hold approximately 56.2% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. The above discussed ownership percentage upon completion of this offering does not reflect the potential purchase of any shares in this offering by such stockholders. If these stockholders purchase 1,100,000 shares of our common stock in this offering, upon completion of this offering, our executive officers, directors, 5% stockholders and their affiliates will hold approximately 62.8% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option).

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

As a public company, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner, it may affect the reliability of our internal control over financial reporting.

Assessing our staffing and training procedures to improve our internal control over financial reporting is an ongoing process. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, in connection with the audits of our financial statements for the years ended December 31, 2007 and 2008, our independent registered public accounting firm informed us that they had identified a material weakness in our internal controls. A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

share, the increase in our pro forma net tangible book value per share to existing stockholders would be $4.06 per share and the dilution to new investors participating in this offering would be $7.44 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2010, the differences between the number of shares of common stock purchased from us by existing stockholders and investors participating in this offering, the total consideration paid by existing stockholders and investors participating in this offering, and the average price per share paid by existing stockholders and by investors participating in this offering, at an assumed initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders before this offering	10,678,781	64.0%	$71,734,042	47.9%	$6.72
Investors participating in this offering	6,000,000	36.0%	78,000,000	52.1	13.00

Total	16,678,781	100%	$149,734,042	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $6.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options or warrants. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 60.7% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 6,900,000 shares or 39.3% of the total number of shares of common stock to be outstanding upon completion of this offering.

Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. The foregoing discussion does not reflect the potential purchase of any shares in this offering by these existing stockholders.

As of March 31, 2010, there were:

•	973,438 shares of common stock issuable upon the exercise of options outstanding under our 2006 plan having a weighted average exercise price of $1.36 per share; and

•	66,075 shares of common stock issuable upon the exercise of outstanding warrants having an exercise price of $4.73 per share.

Effective immediately upon the signing of the underwriting agreement for this offering, an aggregate of 3,244,602 shares of our common stock will be reserved for issuance under our 2010 plan (which includes 44,602 shares of common stock reserved for future issuance under our 2006 plan as of March 31, 2010 that will be allocated to our 2010 plan), our directors’ plan and our 2010 purchase plan, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there will be further dilution to investors participating in this offering.

Based upon the results of four clinical trials in which patients were treated for cSSSI with Zyvox (two of which were published in the Antimicrobial Agents and Chemotherapy journal (Stevens et al., December 2000: 3408-3413; Weigelt et al., June 2005: 2260-2266) and two of which were submitted to the FDA by Arpida AG in November 2008 and include only the results from clinical trial sites in North America), in the patients randomized for treatment, approximate cure rates for Zyvox ranged from 69% up to 77%, as determined by the clinical investigator’s assessment at the test of cure in each clinical trial. However, the clinical trial design for these clinical trials varied, including with respect to the date of performance, patient population and incidence of MRSA. Therefore, the cure rates for these clinical trials are not directly comparable with one another nor are they directly comparable with the cure rates for our Phase 2 clinical trial of torezolid phosphate. Furthermore, the cure rates for these clinical trials may not be indicative of the cure rates that Zyvox may achieve in our planned Phase 3 clinical trials of torezolid phosphate.

While Zyvox has been commercially successful, it has several key limitations, including the following:

•

Low Potency and Variable Drug Exposure. The MIC90 of Zyvox against MRSA is four micrograms per milliliter. In order to maintain blood concentrations at or above this level, Zyvox is dosed twice per day at 600 mg per dose. Clinicians generally prefer lower concentrations of a drug in the body to minimize exposure and the risk of toxicity. In addition, variability in the metabolism of Zyvox leads to a high degree of patient-to-patient variability in concentrations of Zyvox in blood. This can lead to higher drug exposure in some patients and the potential for side effects, such as a decrease in blood cell production, or myelosuppression, particularly in those patients dosed for longer than 10 to 14 days. Patients dosed longer than 14 days on Zyvox typically require regular blood monitoring. At the same time, patients that metabolize Zyvox at higher rates may not achieve adequate drug concentrations for efficacy.

•

Dosing Regimen. The dose and regimen for Zyvox is 600 mg twice daily for 10 to 14 days for the treatment of cSSSI. Multiple studies have shown that longer antibiotic regimens can lead to low patient compliance.

•

Not Bactericidal. As a bacteriostatic antibiotic, Zyvox stops the growth of, but, in general, does not directly kill, bacterial pathogens in vivo. This may limit its utility in severe infections where clinicians have a preference for bactericidal drugs. Antibiotics with bactericidal activity have been demonstrated to act more quickly and are, therefore, preferred by clinicians for use in treating severe infections. Bactericidal activity has also been demonstrated to slow the rate at which resistance develops.

•

Emerging Resistance. Recent outbreaks of chloramphenicol-florfenicol-resistant, or cfr, strains which are resistant to Zyvox and other antibiotics have been reported in United States, South American and European hospitals . These cfr strains contain mobile units of DNA called plasmids and transposons that can convey genes that encode resistance to Zyvox, clindamycin, pleuromutilins and other broadly used antibiotics between different strains of bacteria. Because these cfr strains can emerge in response to the use of Zyvox as well as other classes of widely used generic antibiotics, there is potential that Zyvox resistance may increase rapidly in the coming years.

•

Drug-Drug Interactions. Zyvox is contraindicated with tyramine containing foods (e.g. wine and cheese) and drugs that interact with monoamine oxidase-A enzymes such as selective serotonin re-uptake inhibitors, or SSRIs (e.g. antidepressants such as Celexa and Zoloft) and vasoconstrictors (e.g. decongestants such as Sudafed and Claritin-D) because of the potential for increased blood pressure and heart rate.

Because of the commercial success of Zyvox and the potential for an improved oxazolidinone, a number of companies, including Pfizer Inc., Merck & Co. Inc., Johnson & Johnson, AstraZeneca PLC, Kyorin Pharmaceutical Co. Ltd., Ranbaxy Laboratories Ltd. and Rib-X Pharmaceuticals Inc., have attempted to develop a new oxazolidinone antibiotic. To our knowledge, only we have reported Phase 2 data of a new oxazolidinone for the treatment of severe infections such as cSSSI.

Therefore, we believe there is a significant opportunity for new antibiotics available in both IV and oral dosage forms that offer potency, convenience and safety advantages over existing therapies for the treatment of serious gram-positive infections.

Each Phase 3 clinical trial will be a randomized, double-blind, multicenter clinical trial that will test a 200 mg dose of torezolid phosphate administered once daily for six days versus a 600 mg dose of linezolid twice daily for 10 days. The six days of treatment is approximately the average number of days of treatment with torezolid phosphate in our Phase 2 clinical trial. In each clinical trial, we plan to enroll approximately 660 patients across approximately 75 to 100 sites in North America, Latin America, Europe and other territories. The first clinical trial will largely be conducted in out-patient clinical settings and therefore will likely enroll patients with demographics which are generally similar to those of patients enrolled in our Phase 2 clinical trial. The second Phase 3 clinical trial will enroll largely hospitalized patients.

We have reached agreement with the FDA on an SPA for our Phase 3 clinical trial of the oral dosage form of torezolid phosphate. The SPA process creates a written agreement between the FDA and a sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk-benefit profile, the data may serve as the primary basis of an efficacy claim in support of an NDA. We plan to apply the endpoints agreed upon with the FDA for our first Phase 3 clinical trial to the design of our second Phase 3 clinical trial and therefore do not plan to pursue an SPA with respect to our second Phase 3 clinical trial.

Based on our SPA with the FDA, the primary endpoint in each of our Phase 3 clinical trials will be the cessation of spread of the primary ABSSSI lesion from baseline and the absence of fever at 48 to 72 hours from baseline.

In accordance with our SPA, our Phase 3 clinical trials are being designed as non-inferiority trials. A non-inferiority trial compares a test drug, such as torezolid phosphate, to an established treatment, such as linezolid, with the goal of showing that any differences in the performance of the test drug are small enough to support a conclusion that the test drug is not inferior to the established treatment and that the test drug is, therefore, also effective. In a non-inferiority trial, the amount of permitted margin of difference between the performance of the test drug and the established treatment is defined in advance and is called the non-inferiority margin. If the trial results show that the test drug performed at least as well as the established treatment within the permitted non-inferiority margin, the test drug is determined to have been shown non-inferior to the established treatment in the trial and the non-inferiority objective, or endpoint, for the trial will be considered to have been met. Clinical trials with a non-inferiority design may include endpoints in addition to the non-inferiority endpoint. These additional endpoints are generally considered secondary or other endpoints. In general, the results from secondary endpoints in a clinical trial are only considered reliable if the primary endpoint in the trial is achieved. This means that in a non-inferiority trial, if the primary endpoint of establishing non-inferiority is met, then a secondary endpoint may be considered to determine if the test drug is superior to the established treatment. Our SPA provides that if the non-inferiority margin between torezolid phosphate and linezolid is 10% or less, we may also perform secondary analyses, including a determination of whether torezolid phosphate is superior to linezolid as a secondary endpoint. However, under our SPA, the primary basis for establishing efficacy in our Phase 3 clinical trials in support of our NDA for torezolid phosphate will be our ability to show non-inferiority of torezolid phosphate as compared to linezolid.

Thus, the primary objective of our Phase 3 clinical trials of torezolid phosphate will be to determine whether the difference in effectiveness between a 200 mg dose of torezolid phosphate dosed once daily for six days and a 600 mg dose of linezolid dosed once daily for 10 days results in a non-inferiority margin of 10% or less.

Secondary endpoints of our Phase 3 clinical trials will also include:

•	Sustained clinical response at the end of therapy visit;

•	Investigator’s assessment of clinical success at the post treatment evaluation visit;

•	Investigator’s assessment of clinical response at all visits;

•	Change from baseline in the pain score; and

•	Change from baseline in ABSSSI lesion size and assessment of local signs and symptoms.

The following figure provides an overview of the design of our Phase 3 clinical trial of the oral dosage form of torezolid phosphate.

In parallel with our Phase 3 clinical trials, we plan to conduct a number of clinical safety and special population clinical trials which the FDA has indicated will be necessary for registration. Planned clinical pharmacology studies include the following Phase 1 studies: absorption, distribution, metabolism and excretion, or ADME; PK in pediatric and elderly patients; hepatic impairment; renal impairment; cardiovascular (TQTc); and vasoconstrictors and SSRI drug interaction and tyramine pressor studies.

Our Nonclinical Studies of Torezolid Phosphate

Both torezolid phosphate and torezolid have been tested extensively in vitro and in vivo in nonclinical primary and safety pharmacology, toxicology and efficacy studies.

2009 Convertible Note Financing

In November 2009, we sold $19.2 million in aggregate principal amount of secured convertible promissory notes, or the 2009 notes, in a private placement to certain of our existing investors and other parties with whom we have substantive, preexisting relationships, including Dong-A. The 2009 notes are secured by a first priority security interest in all of our assets and are convertible into equity upon the occurrence of certain events. The 2009 notes accrue interest at a rate of 8% per annum and have a maturity date of the earliest of (1) January 31, 2011 or (2) the date we sell all or substantially all of our assets or we are acquired. The 2009 notes are automatically convertible into our common stock at a 12.5% discount to the initial public offering price, or they are alternatively convertible into shares of our Series B convertible preferred stock if we experience a change of control prior to the completion of this offering.

The participants in the 2009 convertible note financing included one of our directors and the following holders of more than 5% of our capital stock, or entities affiliated with them. The following table sets forth the loan amount provided by each such party in the 2009 convertible note financing:

Participants(1)(2)	Loan Amount(6)
5% or Greater Stockholders
Sofinnova Venture Partners VII, L.P.	$3,687,173.80
InterWest Partners IX, LP	$3,072,644.91
Versant Venture Capital III, L.P.(3)	$3,072,644.91
KPCB Holdings, Inc.	$2,719,033.07
Prism Venture Partners V, L.P.(4)	$2,335,210.28
Directors
Karin Eastham(5)	$50,000.00

(1)	For a list of our directors who are affiliated with participants in the 2009 bridge financing, see “Preferred Stock Financings” above.
(2)	Additional detail regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(3)	Represents 2009 notes held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.
(4)	Represents 2009 notes held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.
(5)	Represents 2009 notes held by the Karin Eastham Defined Benefit Plan, of which Ms. Eastham is the trustee.
(6)	Represents both the largest applicable amount of principal outstanding during the period for which disclosure is presented and the principal outstanding as of July , 2010. No principal or interest payments have been made on the 2009 notes.

Participation in this Offering

Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described in “Executive Compensation—Post Employment Compensation—Potential Payment Under Employment Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of March 31, 2010 by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

The number of shares and percentage of shares beneficially owned before the offering shown in the table is based upon 967,406 shares of common stock outstanding as of March 31, 2010 and also assumes the conversion of all outstanding shares of our preferred stock into 7,943,959 shares of common stock. The number of shares and percentage of shares beneficially owned after the offering also gives effect to (1) the conversion of the 2009 notes (including interest thereon) into 1,767,416 shares of common stock, assuming an initial public offering price of $13.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and assuming the conversion occurs on June 17, 2010, and (2) the issuance by us of 6,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. The information set forth in the table below does not reflect the potential purchase of any shares in this offering by these stockholders.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on May 30, 2010, which is 60 days after March 31, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc. is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Canaccord Genuity Inc.
JMP Securities LLC

Total	6,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners and Kleiner, Perkins, Caufield & Byers, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of approximately 1,100,000 shares of our common stock in this offering, to be allocated pro rata among them based on each such stockholder’s current beneficial ownership of our outstanding capital stock. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive any underwriting discounts or commissions from any sales of shares to these existing stockholders.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.